North American Salt Company Great Salt Lake Minerals Sifto Canada Corp. Salt Union Ltd. Compass Minerals 9900 West 109th Street Overland Park, Kansas 66210 www.compassminerals.com T (913) 344-9200

Ms. Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

October 7, 2010

RE:	Compass Minerals International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 22, 2010
Response Letter Dated August 3, 2010
File No. 1-31921

Dear Ms. Parker:

This letter is in reference to your inquiry dated September 9, 2010 concerning Compass Minerals International, Inc. (the “Company”).   Your comments are set forth in bold, followed by our responses, numbered to match the comments in your letter.  We respectfully reserve the right to change the wording of the example disclosures discussed below based on future changes in facts and circumstances.

1.
We note your response to comment 5 of our letter dated July 6, 2010 and reissue the comment.  The changes in the named executive officers’ base salaries are important in your company’s case because other elements of compensation are multiples or percentages of base salary.  For instance, the Annual Incentive Plan awards and the profit-sharing contributions under your Savings Plan are two other compensation elements affected.  Highlighting the salary increases in your narrative disclosure would help readers understand more clearly how even modest changes to base salary can have larger ripple effects in total compensation.

Response:  The Company acknowledges the Staff’s original and supplemental comments.  The Company does not believe that disclosure of base salary level adds materially to the salary information disclosed in the "Salary" column in the Summary Compensation Table on page 48 of the proxy statement, which reflects an annual increase in salary and a calculable percentage. Further, the effects of increases in base salary on other elements of compensation are disclosed in the Summary Compensation Table.   However, in view of the Staff’s comments, we propose to disclose base salaries and the amounts by which they were increased (if applicable) from the prior year in future proxy statements.

October 7, 2010
Page -2-

In the 2010 proxy statement, we would have disclosed the following information in either narrative or tabular form:

The Company increased base salaries effective in April 2009.  Base salary increases ranged from 4% to 20% as shown in the table below:

Name and Principal Position	CMP Base Salary Effective April 1, 2008	CMP Base Salary Effective April 1, 2009	Percentage Change April 1, ’08 to ‘09	2009 Median Base Salary of All Companies in Peer Group
Angelo C. Brisimitzakis President & Chief Executive Officer	$600,000	$700,000	20.0%	$800,000
Rodney L. Underdown Vice President, Chief Financial Officer	$303,209	$321,402	6.0%	$354,000
David J. Goadby Vice President, Strategic Development	$364,4701	$363,4302	4.0%	$321,000
Gerald J. Bucan Vice President & General Manager	$250,667	$267,750	5.0%	$315,000
Ronald Bryan Vice President & General Manager	$255,000	$263,200	5.0%	$315,000
Keith E. Clark Vice President & General Manager	$300,000	$312,000	4.0%	$347,000

For comparison purposes, corresponding median base salaries of all companies in the peer group are shown in the fifth column above.  NEO base salaries for 2009 ranged from 16 % below to 13% above those of peer group companies in 2009.

2.
Comment 5 of our letter dated July 6, 2010 also asked that you discuss how the company’s salary levels compared with the peer company salary levels.  Your disclosure on page 37 that your “executive total compensation program targets are intended to stand near the median of total executive compensation programs of [your] peer companies” is not only a broader statement, it describes your compensation committee’s intent without describing how your program actually compared to your peer companies’ programs in 2009.  Your disclosure that the committee considered “the relationship between Compass Minerals’ salary levels and peer company levels with a view towards recruiting and retaining talent” indicates that the committee benchmarked against peer company salaries.  If the committee also benchmarked against total compensation amounts, then you should also disclose how your total compensation amounts actually compared to your peers’ in 2009.

_________________________
1 Actual salary set at £183,723 converted to U.S. dollars based on an exchange rate of 1.983 $/£.
2 Actual salary set at £191,072 converted to U.S. dollars based on an exchange rate of 1.902 $/£.

October 7, 2010
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Response:  The Company acknowledges the Staff’s comment and believes a comparison of target total compensation with peer companies provides adequate disclosure of its compensation philosophy.  The Company would have provided the following information in the 2010 proxy statement in narrative or tabular form and will provide similar disclosure in future proxy filings:

In November of 2009, the Company’s independent compensation consultant provided peer company compensation data for 2009.  This data was considered by the Compensation Committee in establishing 2010 compensation levels, but the Compensation Committee did not have this 2009 information when setting compensation levels for 2009.  Median peer company target total compensation for 2009 was at or above the Company’s target total compensation levels for all of the named executive officers.  Company target total direct compensation was from 0% to 20% below the peer group median.

Comparison of Total Direct Compensation with Peer Companies

Name and Principal Position	2009 Target Total Direct Compensation 1 ($)	2009 Median of Total Direct Target Compensation of all Companies in Peer Group ($)
Angelo C. Brisimitzakis President & Chief Executive Officer	$2,822,000	$3,541,000
Rodney L. Underdown Vice President, Chief Financial Officer	$807,000	$964,000
David J. Goadby Vice President, Strategic Development	$755,000	$792,000
Gerald J. Bucan Vice President & General Manager	$727,000	$729,000
Ronald Bryan Vice President & General Manager	$720,000	$729,000
Keith E. Clark Vice President & General Manager	$793,000	$963,000

_________________________
1 Base salary  + target AIP + value of Long Term Incentive Plan award

October 7, 2010
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* * * * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Rodney L. Underdown
Vice President and Chief Financial Officer